Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,
Computation of Earnings:	1998	1999	2000	2001	2002
Loss from continuing operations before income taxes	$(44,481)	$(52,268)	$(258,570)	$(496,363)	$(388,480)

Add:
Interest expense	23,228	27,274	152,749	268,359	255,940
Operating leases	3,245	6,963	16,889	25,625	29,105
Minority interest in net earnings of subsidiaries	287	142	202	318	2,118
Losses from equity investments			2,500	9,064	9,000
Amortization of interest capitalized	47	206	698	1,587	2,292

Earnings as adjusted	(17,674)	(17,683)	(85,532)	(191,410)	(90,025)

Computation of fixed charges:
Interest expense	23,228	27,274	152,749	268,359	255,940
Interest capitalized	1,403	3,379	11,365	15,321	5,835
Operating leases	3,245	6,963	16,889	25,625	29,105

Fixed charges	27,876	37,616	181,003	309,305	290,880

Deficiency in earnings required to cover fixed charges	$(45,550)	$(55,299)	$(266,535)	$(500,715)	$(380,905)

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca for the years ended December 31, 2000, 2001 and 2002 and redeemable preferred stock dividends for the year ended December 31, 1998.

(2)	For the purposes of this calculation, “earnings” consists of loss from continuing operations before income taxes, fixed charges (excluding interest capitalized), minority interest in net earnings of subsidiaries, losses from equity investments and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.